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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 29)

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.

                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY

                      (Names of Filing Persons--Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE

                         (Title of Class of Securities)

                                   969133107

                     (CUSIP Number of Class of Securities)

                            ------------------------

                             ROBERT A. DOWDY, ESQ.
                              WEYERHAEUSER COMPANY
                         FEDERAL WAY, WASHINGTON 98063
                           TELEPHONE: (253) 924-2345

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                    COPY TO:

                               RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000
                            ------------------------

                           CALCULATION OF FILING FEE:

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                $5,662,317,900                                     $1,132,464

* For purposes of calculating amount of filing fee only. Based on the offer to purchase 113,246,358 shares of common stock, par value $0.50 per share, of Willamette Industries, Inc., including the related preferred stock purchase rights, at a purchase price of $50.00 per share net to the seller in cash, without interest. Such number of shares represents the total of 109,535,146 shares issued and outstanding as of February 28, 2001 (as reported in Willamette Industries, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000), and the 3,711,212 shares issuable on exercise of options to purchase shares outstanding as of December 31, 2000 (as reported in Willamette Industries, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000).

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/X/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:     $1,079,872                 Filing Party:   Weyerhaeuser Company

    Form or Registration No.:   Schedule TO (005-14566)    Date Filed:     November 29, 2000

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                                  SCHEDULE TO

    This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (as amended and supplemented, the "Offer to Purchase"), dated November 29, 2000 and the Supplement to the Offer to Purchase, dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

    Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

    The information set forth in the Supplement is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)(I)  Supplement to the Offer to Purchase, dated May 7, 2001.

(a)(1)(J)  Revised Letter of Transmittal.

(a)(1)(K)  Revised Notice of Guaranteed Delivery.

(a)(1)(L)  Revised Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and other Nominees.

(a)(1)(M)  Form of Revised Letter to Clients for use by Brokers,
           Dealers, Commercial Banks, Trust Companies and other
           Nominees.

(a)(1)(N)  Press release issued by Weyerhaeuser Company, dated May 7,
           2001.

(a)(5)(X)  Draft Agreement and Plan of Merger among Weyerhaeuser
           Company, Company Holdings, Inc. and Willamette Industries,
           Inc.

(a)(5)(Y) Draft Confidentiality Agreement between Weyerhaeuser Company and Willamette Industries, Inc.

(a)(5)(Z)  Letter to shareholders of Willamette Industries, Inc., dated
           May 7, 2001.

(b)(2)     Amended and Restated Commitment Letter, dated as of May 4,
           2001, among Weyerhaeuser Company, Morgan Stanley Senior
           Funding, Inc., J.P. Morgan Securities Inc., formerly known as Chase Securities Inc., and The Chase Manhattan Bank.

                                       1
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                                   SIGNATURES

    After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                                       COMPANY HOLDINGS, INC.,

                                                       by:  /s/ STEVEN R. ROGEL
                                                            -----------------------------------------
                                                            Name: Steven R. Rogel
                                                            Title:  President

                                                       WEYERHAEUSER COMPANY,

                                                       by:  /s/ STEVEN R. ROGEL
                                                            -----------------------------------------
                                                            Name: Steven R. Rogel
                                                            Title:  President and Chief Executive
                                                            Officer

Dated: May 7, 2001

                                       2
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                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION
-----------  ------------------------------------------------------------
(a)(1)(I)    Supplement to the Offer to Purchase, dated May 7, 2001.

(a)(1)(J)    Revised Letter of Transmittal.

(a)(1)(K)    Revised Notice of Guaranteed Delivery.

(a)(1)(L)    Revised Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and other Nominees.

(a)(1)(M)    Form of Revised Letter to Clients for use by Brokers,
             Dealers, Commercial Banks, Trust Companies and other
             Nominees.

(a)(1)(N)    Press release issued by Weyerhaeuser Company, dated May 7,
             2001.

(a)(5)(X)    Draft Agreement and Plan of Merger among Weyerhaeuser
             Company, Company Holdings, Inc. and Willamette Industries,
             Inc.

(a)(5)(Y) Draft Confidentiality Agreement between Weyerhaeuser Company and Willamette Industries, Inc.

(a)(5)(Z)    Letter to shareholders of Willamette Industries, Inc., dated
             May 7, 2001.

(b)(2)       Amended and Restated Commitment Letter, dated as of May 4,
             2001, among Weyerhaeuser Company, Morgan Stanley Senior
             Funding, Inc., J.P. Morgan Securities Inc., formerly known as Chase Securities Inc., and The Chase Manhattan Bank.

                                       3